Exhibit 19.1
COREBRIDGE INSIDER TRADING POLICY
Effective January 1, 2025

I.Purpose
Corebridge Financial, Inc. (together with its subsidiaries, “Corebridge” or “Company”) has established this Corebridge Insider Trading Policy (the “Policy”) to set forth requirements with respect to Transactions in Corebridge Securities, as well as the Securities of other companies. The purpose of this Policy is to promote compliance with securities laws and regulations prohibiting insider trading activities and to provide guidance on the proper procedures for permitted trades and other Transactions. In the event of any conflict or inconsistency between this Policy and any other materials previously distributed by the Company, this Policy shall govern. See the “Glossary” below for definitions of capitalized terms not otherwise defined within the text of this Policy.
II.Policy Statement
Preserving the Company’s reputation for integrity and high ethical standards in the conduct of its affairs is of paramount importance to the Company. Accordingly, it is essential that all Transactions in Securities by persons subject to this Policy conform to securities laws and this Policy and avoid even the appearance of impropriety.
This Policy applies to all Corebridge directors, officers, employees, secondees, designated contractors and consultants, any of their Related Persons and any entities that are controlled by such persons (collectively, “Covered Persons”). Covered Persons are responsible for reading, understanding, and complying with this Policy and are responsible for ensuring that their Related Persons comply with the relevant portions of this Policy. Any reference herein to Covered Person, Designated Insider or Pre-Clearance Person shall be deemed to include all such person(s)’ Related Persons, unless the context refers only to such person(s).
Failure to comply with this Policy may result in corrective action, up to and including termination, or in the case of Corebridge directors, being asked to resign or not being renominated for election, regardless of whether the failure to comply with this Policy results in a violation of law. In addition, Covered Persons who engage in unlawful insider trading may be subject to substantial civil and criminal penalties and may expose Corebridge to potential liability. In determining consequences resulting from a violation of this Policy, Corebridge will consider a number of factors, including, but not limited to (i) the individual’s culpability; (ii) cooperation with the investigation, and past violations, if any; (iii) consistency with consequences for other violations, if any; (iv) the availability of restitution; (v) penalties assessed by regulators; (vi) the need for deterrence; and (vii) the extent of the harm to Corebridge, including the impact on the Company’s culture.

III.General Prohibitions

A.Prohibition on Transactions in Securities While in Possession of MNPI

Covered Persons may not engage in any Transaction in Corebridge Securities, directly or indirectly, if such Covered Person is in possession of Material Nonpublic Information relating to Corebridge. No Covered Person may engage in any Transaction in Securities of any other company, directly or indirectly, if such Covered Person is in possession of Material Nonpublic Information about that company, or about the industry that substantially affects that company, obtained by a Covered Person in connection with the Covered Person’s relationship to Corebridge.

B.Prohibition on “Tipping” While in Possession of MNPI

When a Covered Person is in possession of Material Nonpublic Information or confidential information about Corebridge, or about any other company if such information was learned in connection with the Covered Person’s relationship to Corebridge, the Covered Person may not disclose (or “tip”) that information to others or recommend that anyone engage in a Transaction in connection with the relevant Securities. Also, a Covered Person may not engage in a Transaction in connection with any Securities based on such a tip.

C.Prohibited Transactions regarding Short Sales, Hedging etc.

The following Transactions in Corebridge Securities are prohibited at all times, regardless of whether the Covered Person is in possession of Material Nonpublic Information about Corebridge.
Short Sales. No Covered Person shall, directly or indirectly, sell any Corebridge Security if the Covered Person selling the Corebridge Security (1) does not own the Corebridge Security sold (a “short sale”) or (2) owns the Corebridge Security, but does not deliver it against such sale (a “short sale against the box”). Short sales and short sales against the box are prohibited at all times.
Hedging and Derivatives. No Covered Person shall engage in any hedging Transactions with respect to any Corebridge Security, including trading in any derivative Security relating to Corebridge Securities. In particular, other than pursuant to a Corebridge compensation or benefit plan or dividend distribution, no Covered Person may acquire, write or otherwise enter into an instrument that has a value determined by reference to Corebridge Securities, whether or not the instrument is issued by Corebridge. Examples include, but are not limited to, put and call options, forward contracts, collars and equity swaps relating to Corebridge Securities. Hedging Transactions in Corebridge Securities are prohibited at all times.
Pledging and Margin Accounts. No Covered Person may use Corebridge Securities to support a margin debit, loan or other extension of credit or pledge Corebridge Securities at any time.
IV.Additional Restrictions for Designated Insiders: Blackout Periods

A.Quarterly Blackout Periods

In addition to the prohibitions above, Designated Insiders and their Related Persons are prohibited from engaging in any Transactions in Corebridge Securities during the following Quarterly Blackout Periods. †

Calendar Quarter	Quarterly Blackout Period begins at close of trading on:*	Quarterly Blackout Period ends on:
First quarter	March 15	One full, regular-way, trading day after the filing of the prior quarter 10-Q or 10-K, as applicable
Second quarter	June 15
Third quarter	September 15
Fourth quarter	December 15
* If any day on which a Quarterly Blackout Period starts is not a trading day, then the Quarterly Blackout Period will begin at the close of trading on the trading day immediately preceding such day.
† The following dates and restrictions may be adjusted as necessary at the discretion of the office of the General Counsel and/or Corporate Secretary.

B. Special Blackout Periods

No Designated Insider may engage in any Transaction in Corebridge Securities during any Special Blackout Period as may be determined from time to time by the office of the General Counsel or Corporate Secretary. Corebridge will announce a Special Blackout Period by written notice sent by the Company’s General Counsel or Corporate Secretary, which may be by email, to all affected Designated Insiders. No Designated Insider may disclose to a third-party, including other employees, that any Special Blackout Period has been determined or is in effect.

V.    Pre-Clearance of Transactions by Officers & Directors

Any Transactions in Corebridge Securities by Corebridge directors, officers specifically designated as “officers” pursuant to Section 16 (“Section 16 Officers”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), their direct reports and any other individuals that are identified by the office of the General Counsel or Corporate Secretary from time to time (each, a “Pre-Clearance Person”) and each of their Related Persons must be pre-cleared by the Company's office of the Corporate Secretary. A Pre-Clearance Person must request pre-clearance at least two trading days in advance of a proposed Transaction, including for any Transaction by one of their Related Persons.

The office of the Corporate Secretary is under no obligation to authorize a Transaction submitted for pre-clearance and may determine not to permit the Transaction for any reason, even if the Transaction would not violate the law or this Policy. The office of the Corporate Secretary may request additional information in determining whether to authorize the Transaction. Pre-clearance will not constitute legal advice, will not constitute confirmation that the Pre-Clearance Person or any Related Person does not possess Material Nonpublic Information, will not ensure compliance with securities laws, will not constitute investment advice regarding the advisability of any Transaction, and is not a legal right to trade in Corebridge Securities. Pre-clearance for any Transaction is effective for only the immediately succeeding two trading days following the written communication of the decision; after such two trading days, an additional pre-clearance must be sought. If a Pre-Clearance Person or any Related Person becomes aware of Material Nonpublic Information or becomes subject to a Blackout Period after receiving pre-clearance, but before the pre-cleared Transaction has been effected, that person must not proceed with such Transaction.

In addition to the foregoing, Pre-Clearance Persons are subject to the reporting and short swing profit recovery provisions of Section 16 of the Exchange Act and must comply with the applicable reporting requirements and avoid engaging in short swing transactions.

VI.Permitted Transactions with Certain Limitations

A.Generally Permitted Transactions

The requirements for Transactions under this Policy do not apply to the following Transactions, except as specifically noted.

Limit Orders. Covered Persons may place limit orders with respect to Corebridge Securities outside of Blackout Periods to which they are subject; provided that, if a Covered Person’s limit order extends for more than one trading day, it must terminate no later than two business days after such order is placed. Covered Persons may not enter into a limit order covering a period of time in which the Covered Person expects to be in possession of Material Nonpublic Information about Corebridge.
Managed or Discretionary Accounts. Use by a Covered Person of a fully managed or fully discretionary account with a third-party broker-dealer is permitted under this Policy provided the investment decisions in such account are made by solely by an independent investment manager. This exemption is based upon the Covered Person not directing any investments in the account nor having any knowledge of any Transaction prior to execution. A copy of the discretionary managed account agreement or a letter from your advisor (on the firm’s letterhead) indicating that the firm has full discretionary authority to execute trades in the account(s) will be required. Notwithstanding the foregoing, no Pre-Clearance Person may rely on this exemption for any Transaction in Corebridge Securities.
Option Exercises. During a Blackout Period to which they are subject, Covered Persons are permitted to exercise an option: (i) for cash where no shares are sold (or withheld by Corebridge) to fund the exercise price or pay taxes and (ii) on its expiration date where no shares are sold directly or indirectly into the public market, other than (a) shares withheld by Corebridge to pay the exercise price or satisfy tax withholding obligations or (b) the payment of the exercise price with shares attested to as owned by the Covered Person exercising such option.
Restricted Stock Units. Covered Persons may satisfy any tax withholding obligation with respect to restricted stock units that vest in a Blackout Period by having shares withheld by Corebridge to satisfy the tax withholding obligation.
Other Transactions. For purposes of this Policy, a transfer of Corebridge Securities to a so-called “exchange fund” will be treated as a Transaction in Corebridge Securities. Transactions in any mutual fund or exchange-traded fund that are invested in Corebridge Securities are not subject to this Policy.

Transfers Between Personal Accounts. Covered Persons may transfer Corebridge Securities from one account to another account at any time, including during a Blackout Period, and with respect to Designated Insiders, without obtaining pre-clearance, provided that the account from which the Securities are transferred and the account to which Securities are transferred are in the exact same names and no other person has an interest in either account.

B.10b5-1 Plans

The requirements for Transactions under this Policy do not apply to good-faith Transactions pursuant to a written trading plan (a “10b5-1 Plan”) established in order to comply with Rule 10b5-1 of the Exchange Act (“Rule 10b5-1”). All Section 16 Officers and their Related Persons are not permitted to enter into, modify, or terminate a 10b5-1 Plan unless pre-cleared by the office of the General Counsel. All other Covered Persons and their Related Persons are not permitted to enter into, modify, or terminate a 10b5-1 Plan unless pre-cleared by the office of the Corporate Secretary. Any request to enter into, modify, or terminate a 10b5-1 Plan must be made to the office of the Corporate Secretary or the office of the General Counsel, as applicable, at least ten business days before the intended date of such action. Neither the office of the General Counsel or the Corporate Secretary is under any obligation to authorize a request for adopting, modifying, or terminating a 10b5-1 Plan and may determine not to authorize a request for any reason, even if the request would not violate the law or this Policy.

To help ensure that a 10b5-1 Plan requested for pre-clearance fully complies with Rule 10b5-1 and this Policy, all Covered Persons should adhere to the Company’s 10b5-1 Plan Guidelines set forth on Appendix A to this Policy. Regardless of the adoption of such plan, it remains the obligation of such person to comply with this Policy and applicable securities laws.

VII.Transactions by the Company
The Company will not engage in Transactions in its own Securities, except in compliance with applicable securities laws.
VIII.Contact Information

Any requests for exceptions to the provisions of this Policy may be submitted to the office of the General Counsel or Corporate Secretary and may or may not be granted at such office’s discretion. No exception will be valid until the receipt of written approval of such exception.
Questions relating to this Policy should be addressed to the Policy Owner. Covered Persons may also ask questions, raise concerns or report instances of potential non-compliance with this Policy by contacting any of the following:

Corebridge Trading Preapproval Team at
CRBGTradingPreapproval@corebridgefinancial.com

Corebridge Corporate Compliance Team at CorebridgeComplianceInquiries@Corebridgefinancial.com
Corebridge Compliance Help Line at 800-461-9330 or via Internet at: CorebridgeFinancial.com/ComplianceHelpLine. Communications to the Help Line may be made anonymously, subject to local laws.

Corebridge prohibits retaliation against any employee for making a good faith report of actual or suspected violations of laws, regulations, or this Policy.

GLOSSARY
Blackout Period – a Quarterly Blackout Period or a Special Blackout Period.

Designated Insiders – Corebridge employees who, during the normal course of their job, have routine access to Material Nonpublic Information about Corebridge, including material information about one or more business units or corporate level information. As a general matter, all employees at the corporate grade of 24 and above (or the equivalent ranking of any successor system) are deemed to be Designated Insiders. In addition, the Company will identify other employees who, regardless of their level, have routine access to Material Nonpublic Information about Corebridge. The office of the Corporate Secretary or their designee shall notify each person who has been added to the Designated Insider list under this Policy. The list of Designated Insiders shall be reviewed and updated annually or as needed. It is the responsibility of the manager of any employee who has not been identified as a Designated Insider but has routine access to Material Nonpublic Information about Corebridge to notify the office of the Corporate Secretary immediately. Alternatively, employees who have been classified as Designated Insiders but believe that they do not have routine access to Material Nonpublic Information about Corebridge, may request their removal from the list from the office of the Corporate Secretary. Any final decisions regarding any addition(s) to, or subtraction(s) from, the list of Designated Insiders shall be made by the office of the Corporate Secretary.
Material Nonpublic Information or MNPI – information that is nonpublic and there is a substantial likelihood that a reasonable investor would consider such information important in deciding whether to buy, hold or sell that company’s securities.

Any information that could reasonably be expected to affect the price of a company’s Securities is material for these purposes. Material information can be positive or negative and can relate to events that have occurred or that may occur in the future. Examples of information that could be material include, but are not limited to:
•quarterly and year-end financial results and significant changes in financial performance, outlook or liquidity or expectations or forward-looking statements regarding any of the foregoing;
•changes in debt ratings;
•information regarding a pending or proposed merger, acquisition or disposition;
•the introduction of significant new products and/or services or developments regarding customers or policies;
•projections that significantly differ from external expectations or previous guidance provided by the company;
•changes in the Board of Directors or senior management;
•layoffs or restructurings;
•changes in auditors or auditor notification that the company may no longer rely on the auditor’s report;
•actual or threatened litigation or developments relating to or the resolution of such litigation;
•communications, events or changes regarding the company’s relationship with its regulators, the impact of the regulatory examination process, or the failure to satisfy the requirements of any written agreements with regulatory agencies;
•cybersecurity risks or incidents; and
•stock splits, public or private securities offerings, changes in dividend policies or amounts, and implementation of or changes to stock buy-back program.

Information is “nonpublic” until the information is broadly disseminated in a manner sufficient to ensure its availability to the investing public generally, without favoring any special person or group. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb and evaluate it. Ordinarily, information about the Company should not be considered public until at least one full trading day has passed following its formal release to the market.

Confirmation or repetition, whether by express communication or indirect guidance, of previously released earnings guidance or other already-public information may constitute Material Nonpublic Information. Confirmation of any previously disclosed forward-looking statements that could affect earnings, such as statements concerning revenues or operations, may also be Material Nonpublic Information. It is not possible to define all categories of Material Nonpublic Information, and the public, the media and the courts may use hindsight in judging what is material. It is important to “play it safe” and assume information is material when in doubt and consult with the office of the or Corporate Secretary before disclosing such information (other than to persons who need to know it) or engaging in or recommending a Transaction based on such information.

Quarterly Blackout Period – a closed trading (or other Transaction) period in effect for Designated Insiders and their Related Persons during each fiscal quarter with respect to each quarterly announcement of financial results and other information.

Related Persons – family members who reside with a person, anyone else who lives in such person’s household, any family members who do not live in such person’s household but whose Transactions in Securities are directed, influenced or controlled by such person (such as parents or children who consult with the person before they trade in Securities), and all corporations, partnerships, limited liability companies, trusts and other entities whose Transactions in Securities are directed, influenced or controlled by such person.

Securities – includes common stock, options to purchase common stock, debt securities, preferred stock, derivative securities, such as put and call options, warrants, swaps, caps and collars, and other similar securities.

Special Blackout Period – a closed trading (or other Transaction) period for affected Designated Insiders who are aware of information that the office of the General Counsel or Corporate Secretary considers likely to be Material Nonpublic Information.

Transactions – includes purchases, sales, gifts (including, without limitation, donations), pledges, hedges, loans, or other transactions in Securities.

Appendix A

COREBRIDGE FINANCIAL, INC.
10B5-1 PLAN GUIDELINES
These 10b5-1 Plan Guidelines provide further requirements for entering into and operating a 10b5-1 Plan under the Corebridge Insider Trading Policy (“Policy”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Policy.
Good Faith
You must act in good faith with respect to your 10b5-1 Plan under this Policy. Your failure to act in good faith with respect to a 10b5-1 Plan, including with respect to modifications and terminations, will cause the plan to no longer comply with Rule 10b5-1 and the Policy and potentially cause your prior Transactions in the Company’s Securities thereunder to violate the Policy.
Trades Outside of a 10b5-1 Plan
Any Transaction outside of a 10b5-1 Plan may mitigate the benefits of the 10b5-1 Plan. Consequently, you should generally not engage in a Transaction in the Company’s Securities (except as permitted by the Policy) outside of a 10b5-1 Plan while a 10b5-1 Plan is in effect.
10b5-1 Plan Adoption, Modification or Termination; Good-Faith Considerations
A 10b5-1 Plan must not be adopted or modified while you are subject to a Blackout Period or in possession of MNPI. The 10b5-1 Plan should contain representations certifying that, on the date of adoption of the 10b5-1 Plan, you (i) are not aware of MNPI about the Company or its Securities and (ii) adopted the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act. Corebridge shall be entitled to rely on such representations made by you as if it were a party to such 10b5-1 Plan.

For Section 16 Officers, any questions regarding proposed modifications to, or terminations other than pursuant to the existing terms of, a 10b5-1 Plan should be directed to the office of the General Counsel. For all other Covered Persons, any questions regarding proposed modifications to, or terminations other than pursuant to the existing terms of, a 10b5-1 Plan should be directed to the office of the Corporate Secretary.
While Rule 10b5-1 does not expressly forbid the early termination of a 10b5-1 Plan, the SEC has made clear that once a 10b5-1 Plan is terminated, the affirmative defense may not apply to any trades that were made pursuant to that plan if such termination calls into question whether the good-faith requirement was met or whether the plan was part of a plan or scheme to evade Rule 10b5-1 under the Exchange Act. The risk associated with terminating a plan increases if you promptly engage in market transactions or adopt a new 10b5-1 Plan. Such behavior could arouse suspicion that you are modifying trading behavior in order to benefit from MNPI. Accordingly, you are encouraged to avoid frequent modifications of 10b5-1 Plans and to not terminate 10b5-1 Plans except in unusual circumstances. For similar reasons, you must submit a request for clearance to enter into, modify, or terminate a 10b5-1 Plan to the office of the Corporate Secretary or General Counsel, as applicable, at least ten business days before an intended date of such action, including on behalf of a Related Person. Neither the office of the General Counsel or the Corporate Secretary is under any obligation to authorize your request for adopting, modifying, or terminating a 10b5-1 Plan and may determine not to authorize your request for any reason, even if the request would not violate the law or this Policy.

Overlapping Plans
Under Rule 10b5-1, you may not have more than one 10b5-1 Plan in operation at any given time, subject to certain limited exceptions. Consult with the office of the Corporate Secretary or the General Counsel to discuss whether any of these exceptions may apply to your situation, particularly if you wish to enter into a new 10b5-1 Plan under which trades will commence shortly after an existing 10b5-1 Plan would terminate in accordance with its terms.
Single-Trade Plans
You may not enter into a 10b5-1 Plan that is designed to transact the total amount of the Company’s Securities subject to the 10b5-1 Plan as a single transaction (a “Single-Trade Plan”), unless (i) you have not, during the prior twelve-month period, entered into another 10b5-1 Plan of the same design; and (ii) such other 10b5-1 Plan was eligible to receive the affirmative defense under Rule 10b5-1.
Timing of First Trade (Cooling-Off Periods)
For Pre-Clearance Persons, 10b5-1 Plans must be subject to a “cooling off” period pursuant to which no trading may commence after the 10b5-1 Plan is adopted or modified until the expiration of the later of (i) ninety (90) days after the adoption or modification of the 10b5-1 Plan, or (ii) two (2) business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified, not to exceed one hundred and twenty (120) days following adoption or modification of the 10b5-1 Plan. For all other Covered Persons, the applicable cooling-off period is 30 days after the adoption or modification of the 10b5-1 Plan.
Specific Trading Schedules
The Company encourages trading schedules to provide for a pattern of regular trades occurring over time to minimize any inference that the person implementing the 10b5-1 Plan is not acting in good faith.
If the specified number of shares is not sold on a designated date for sale pursuant to a trading schedule, the unsold shares may be added to the order(s) for the following designated date of sale on a trading schedule; provided that the number of shares added to the subsequent date of sale on the trading schedule shall be limited to no more than the number of shares originally intended to be sold on the subsequent date of sale.
For example, if an individual has 5,000 aggregated, unsold shares under a 10b5-1 Plan but the trading schedule provides for only 1,000 shares to be sold per trading interval, the aggregation feature outlined in this section shall allow for trading of up to 2,000 shares in each trading interval thereafter until such time as the 5,000 aggregated, unsold shares under the 10b5-1 Plan have been sold.
Plan Suspension & Termination
10b5-1 Plans should include a provision that automatically suspends trading under the plan upon notice of suspension from the Company triggered by certain events. Events contemplated by such notice include underwritten public offerings by the Company and acquisition of the Company.
10b5-1 Plans should also include a provision automatically terminating the plan at some future date. In addition, any 10b5-1 Plan must provide for automatic termination in the event of death, a personal bankruptcy filing, the filing of a divorce petition, employment termination (in which case such automatic termination will occur at the beginning of the next open trading window), the last scheduled sale of shares, the public announcement of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the shares of the Company into shares of another company, or the conversion of the Company’s Securities into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part).
Plan Brokers
Unless otherwise approved by the office of the Corporate Secretary or the General Counsel, all 10b5-1 Plans must be implemented through a broker included in a list approved by the office of the Corporate Secretary. The office of the Corporate Secretary may amend this list from time to time.
All 10b5-1 Plans entered into by Pre-Clearance Persons must provide that the broker will promptly notify the office of the Corporate Secretary of any trades under such plans, in any event no later than the close of business on the day of any such trade, so that the Company can make timely filings under the Exchange Act.

A Covered Person must not communicate any MNPI about the Company to the broker or attempt to influence how the broker exercises his or her discretion in any way.